SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
SEC File Number: 0-20634
CUSIP Number: 78645R107
NOTIFICATION OF LATE FILING
(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: June 30, 2006

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
     For the Transition Period Ended:
Read attached instruction sheet before preparing form. Please print or type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
PART I
REGISTRANT INFORMATION
Full name of registrant: SafeNet, Inc.
Former name if applicable:
                                         N/A

Address of principal executive office (Street and number)
4690 Millennium Drive
City, state and zip code
Belcamp, Maryland 21017

PART II
RULE 12b-25 (b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N- CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b -25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     As previously disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission on July 31, 2006, the board of directors of SafeNet, Inc. (the “Company”) has appointed a special committee of the board to investigate the Company’s stock option granting practices. The special committee has retained independent counsel and forensic accountants to assist in its investigation, which is currently in progress. In addition, the Company has retained an international professional services firm to assist the Company in a review of the Company’s accounting for stock option grants. That review is also ongoing.
     Based on its review to date, the Company believes that certain option grants, including grants to directors, officers and employees, were or likely were accounted for using incorrect measurement dates under applicable accounting rules in effect at the time. With respect to one of these grants, made to officers and employees of the Company, including the chief executive officer, in the fourth quarter of 2002, the Company has concluded that material non-cash, stock-based compensation expenses related to this option grant will have to be recorded. As a result, non-cash, stock-based compensation expenses related to this option grant will have to be recorded and the Company expects that financial statements for the year ended December 31, 2002 will have to be restated. Therefore, the audit committee of the Board of Directors of the Company has determined, after consultation with management and with the concurrence of the Company’s independent registered public accounting firm, Ernst & Young, LLP, that the Company’s financial statements and the related Report of Independent Auditors for the year ended December 31, 2002 should no longer be relied upon. The review by the Company and the investigation by the special committee of the board of directors are not yet complete, and accordingly the Company has not yet determined if there are any further charges pertaining to the 2002 period or if financial statements from any other period will require restatement.
     The Company will not file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 until the Company’s review of its accounting for stock option grants and the investigation by the special committee are complete. The Company intends to file its Quarterly Report on Form 10-Q as soon as practicable after the completion of the Company’s review and the special committee’s investigation, but does not expect that it will be filed on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25.
PART IV
OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification

Anthony A. Caputo	(443) 327-1200
(Name)	(Area Code) (Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☐ Yes ☑ No
     On December 7, 2005, the Company filed a Current Report on Form 8-K disclosing the completion of the Company’s acquisition of Eracom Technologies AG (“Eracom”). Due to delays in preparing the required financial statements of Eracom in accordance with generally accepted auditing standards in the United States, the Company has not filed a Form 8-K/A containing the financial statements and pro forma financial information required in connection with the acquisition of Eracom.
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☑ No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
SafeNet, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 9, 2006	By:	/s/ ANTHONY A. CAPUTO Anthony A. Caputo
Chairman and Chief Executive Officer